Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Trustee

First State Bancorporation Employee Savings Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-3048) on Form S-8 of First State Bancorporation of our report dated June 29, 2010, with respect to the statements of net assets available for benefits of First State Bancorporation Employee Savings Plan as of December 31, 2009 and 2008, the related statement of changes in net assets available for benefits for the year ended December 31, 2009, and the supplemental schedule Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of the First State Bancorporation Employee Savings Plan.

KPMG LLP

Albuquerque, New Mexico

June 29, 2010